Exhibit 21.01

Subsidiaries of Union Bankshares Corporation

Subsidiary	State of Incorporation or Organization
Union Bank & Trust	Virginia
Union Mortgage Group, Inc.	Virginia
Union Insurance Group, LLC	Virginia
Carmel Church Properties, LLC	Virginia
UB Properties, LLC	Virginia
Manquin Properties, LLC	Virginia
Guaranty Investments Corporation	Virginia
King Carter, LLC	Virginia
UB Eight, LLC	Virginia
Union Service Corporation	Virginia
Union Bank Community Development Corporation	Virginia
Union Bankshares Corporation Statutory Trust I	Connecticut
Union Bankshares Corporation Statutory Trust II	Delaware
VFG Limited Liability Trust (assumed January 1, 2014)	Connecticut
FNB (VA) Statutory Trust II (assumed January 1, 2014)	Connecticut
Old Dominion Capital Management, Inc.	Virginia